Exhibit (m)

BARON INVESTMENT FUNDS TRUST

PLAN OF DISTRIBUTION

PURSUANT TO RULE 12b-l

This Plan of Distribution entered into the 12th day of June, 1987, as amended, of Baron Investment Funds Trust (formerly Baron Asset Fund) (the “Trust”) is intended to be adopted in accordance with Rule 12b-l under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the shares of beneficial interest of all series of the Trust now in existence as designated in Schedule A hereto or subsequently created (each, a “Fund” and collectively, the “Funds”) classified as retail shares (“Retail Shares’) on the following terms and conditions:

1. Distribution Activities. The amount set forth in paragraph 2 of this Plan shall be paid for the services of Baron Capital, Inc. (“BCI”) as distributor of the Funds’ Retail Shares, in connection with its activities or expenses primarily intended to result in the sale of Retail Shares, including, but not limited to, compensation to registered representatives or other employees of BCI, and to other brokers, dealers and other financial intermediaries that have entered into a Selling Agreement with BCI; compensation to and expenses of employees of BCI who engage in or support distribution of Retail Shares or who service shareholder accounts; telephone expenses; interest expense; overhead; printing of prospectuses and reports for other than existing Shareholders; and preparation, printing and distribution of sales literature and advertising materials.

2. Compensation. The Funds shall pay to BCI, as the distributor of the Funds’ Retail Shares, a distribution fee equal to 0.25% per annum of the average daily net assets attributable to the Funds’ Retail Shares. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine. Such fee shall be reduced by the amount BCI receives from any applicable contingent deferred sales charge. If this Plan is not continued or is terminated, the Funds will owe no payment to BCI other than any portion of the distribution fee accrued through the effective date of termination but then unpaid, and BCI will not have a right to recover expenses in excess of the accrued distribution fee and any amounts due through the contingent deferred sales charge, if any.

3. Term and Termination. (a) This Plan shall become effective on the date hereof. Unless terminated as herein provided, this Plan shall continue in effect for one year from the date hereof and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both (i) the Trustees of the Funds and (ii) the Trustees of the Funds who are not “interested persons” of the Funds (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on such proposal.

(b) This Plan may be terminated at any time, with respect to each Fund, by the vote of a majority of the Independent Trustees or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Funds’ Retail Shares.

4. Amendments. This Plan may not be amended to increase materially the amount of expenditures provided for in Section 2 hereof unless such amendment is approved by a vote of majority of the outstanding voting securities (as defined in the 1940 Act) of the Funds’ Retail Shares, and no material amendment to this Plan shall be made unless approved in the manner provided for annual renewal of this Plan in Section 3(a) hereof.

5. Selection and Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees who are not interested persons (as defined in the 1940 Act) of the Funds shall be committed to the discretion of the Independent Trustees.

6. Quarterly Reports. The Trust shall cause to be provided to the Trustees of the Funds and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and any related agreement and purposes for which such expenditures were made.

7. Recordkeeping. The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Trust and BCI have executed this Plan as of the 19th day of August, 2013.

Baron Investment Funds Trust, on behalf of itself and each of its series

/s/ Linda S. Martinson
Name: Linda S. Martinson
Title: President

Baron Capital, Inc.

/s/ Patrick M. Patalino
Name: Patrick M. Patalino
Title: General Counsel

Schedule A

Series of Baron Investment Funds Trust:

Baron Asset Fund

Baron Growth Fund

Baron Small Cap Fund

Baron Opportunity Fund

Baron Fifth Avenue Growth Fund

Baron Discovery Fund